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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                            G-III Apparel Group, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   36237 H 101
                                 --------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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-------------------------                            ---------------------------
CUSIP No. 36237 H 101                 13G              Page  2  of   5   Pages
-------------------------                            ---------------------------

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  1     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Aron Goldfarb
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                   (a) [ ]
                                                   (b) [ ]
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  3     SEC USE ONLY
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  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
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                          5     SOLE VOTING POWER
      NUMBER OF
        SHARES                  1,313,066 shares of Common Stock, par value $.01
     BENEFICIALLY      ---------------------------------------------------------
       OWNED BY           6     SHARED VOTING POWER
         EACH
       REPORTING                None
        PERSON         ---------------------------------------------------------
         WITH             7     SOLE DISPOSITIVE POWER

                                1,313,066 shares of Common Stock, par value $.01
                       ---------------------------------------------------------
                          8     SHARED DISPOSITIVE POWER

                                None
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  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON  1,313,066
        shares which includes 123,250 shares which may be acquired within 60 days upon the exercise of options
--------------------------------------------------------------------------------
 10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               20.0%
--------------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


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        This  Schedule  13-G  reflects a statement  of  beneficial  ownership of securities of the reporting person as of December 31, 1996.

Item 1(a)             Name of Issuer:

                      G-III Apparel Group, Ltd.

Item 1(b)             Address of Issuer's Principal Executive Offices:

                      345 West 37th Street
                      New York, New York  10018

Item 2(a)             Name of Person Filing:

                      See Item 1 of the cover page attached hereto

Item 2(b) Address of Principal Business Office, or if none, Residence:

                          c/o G-III Apparel Group, Ltd.
                          345 West 37th Street
                          New York, New York  10018

Item 2(c)             Citizenship:

                      See Item 4 of the cover page attached hereto

Item 2(d)             Title of Class of Securities:

                      Common Stock, par value $.01

Item 2(e)             CUSIP Number:

                      36237 H 101

Item 3                Identity of Reporting Person

                      Not Applicable

Item 4                Ownership:

               (a)    Amount beneficially owned:
                      See Item 9 of the cover page attached hereto which includes 123,250 shares which may be acquired within 60 days upon the exercise of options. Amount does not include an aggregate of 10,500 shares owned by Mr. Goldfarb issuable upon the exercise of


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                      options  which  become  exercisable  on  various dates not within 60 days.

               (b)    Percent of Class:

                      See Item 11 of the cover page attached hereto.

               (c)    Number of Shares Beneficially Owned by Reporting Person
                      (i) sole voting power: 1,313,066 shares of Common Stock, par value $.01.

                      (ii)  shared  voting  power: of  Common Stock,  par  value
                      $.01.

                      (iii) sole dispositive power: 1,313,066 shares of Common Stock, par value $.01.

                      (iv)  shared dispositive power: None

Item 5                Ownership of Five Percent or Less of a Class:

                      Not Applicable

Item 6                Ownership of More than Five Percent  on Behalf of  Another
                      Person:

                      Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                      Not Applicable

Item 8                Identification and Classification of Members of the Group:

                      Not Applicable

Item 9                Notice of Dissolution of Group:

                      Not Applicable

Item 10               Certification:

                      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 1997

                                                   ARON GOLDFARB

                                                   -----------------------------
                                                   /s/ Aron Goldfarb


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